UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 11, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Press Release

Deutsche Telekom and France Telecom-Orange to explore potential areas of cooperation for customer benefit

Paris, Bonn, 11 February 2011 - Deutsche Telekom and France Telecom-Orange will explore potential areas of cooperation in a defined set of technology fields. The two groups share the common view that cooperation is becoming increasingly important in today’s telecom industry. Both have agreed to define a set of cooperation fields in which exploratory talks will be engaged with the aim of identifying potential value creation for both companies and that will benefit their respective mobile and fixed line customers in terms of quality of service and easy to use service offerings.

Deutsche Telekom and France Telecom-Orange have agreed upon the following set of potential cooperation fields:

•

radio access network sharing in Europe

•

improving WiFi user experience while roaming

•

equipment standardization

•

Machine-to-Machine (M2M) standards and quality of service for cross-border services

•

a set of new growth business development domains: technical cooperation on home media servers, development of cross border e-Health services, connected cars technology and in-car infotainment services, content and technical enablers for TV and video services

As of today, Deutsche Telekom and France Telecom-Orange have announced the first examples of this joint work by the creation of a machine-to-machine cooperation agreement and a joint project on the improvement of the WiFi user experience while roaming.

The specific cooperation agreement for M2M is aimed at increasing the quality of service and standards for cross-border machine-to-machine (M2M) communications. The agreement, which initially covers France, Germany, Belgium and Luxembourg, aims to include all mobile network operators affiliated to the two groups, and to expand globally through partnerships with other mobile network operators. It will be the foundation for a seamless network that can offer reliable cross-border services anywhere in the world and incubate new innovations. M2M communication is an enabling technology that will facilitate the development of e-Energy, e-Health, connected home and connected car services and will bring about the internet of things.

On WiFi, both groups are jointly exploring solutions for improving their customers’ experience and roaming conditions on each others WiFi network. Both groups share the conviction that the international traveller of tomorrow will want to be able to download large amounts of data, for private or business reasons, without having to be burdened with the choice between WiFi access and 3G mobile access.

“Operators are expected to increase quality of service and to eliminate barriers and borders when using services,” said Ed Kozel, Chief Technology and Innovation Officer, Deutsche Telekom. “We are confident that the cooperation with France Telecom-Orange in dedicated areas will enable both of us to bring sustained benefits to our customers.”

“With this collaboration, our two groups will be able to address new growth opportunities as well as operational efficiency issues in a limited and targeted set of business domains for the benefits of our respective customers, while maintaining our individual strategies,” said Elie Girard, Executive Vice President Strategy and Development of France Telecom-Orange.

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About Deutsche Telekom AG

Deutsche Telekom is one of the world’s leading integrated telecommunications companies with more than 129 million mobile customers, approximately 37 million fixed-network lines and 16 million broadband lines (as of September 30, 2010). The Group provides products and services for the fixed network, mobile communications, the Internet and IPTV for consumers, and ICT solutions for business customers and corporate customers. Deutsche Telekom is present in over 50 countries and has more than 250,000 employees worldwide. The Group generated revenues of EUR 64.6 billion in the 2009 financial year – more than half of it outside Germany (as of December 31, 2009).

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With more than 131 million customers, the Orange brand covers internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had sales of 44.8 billion euros (33.7 billion euros for the first nine months of 2010). At 30 September 2010, the Group had a total customer base of 203 million customers in 32 countries. These include 144.5 million mobile customers and 13.3 million broadband internet (ADSL, FTTH) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the Internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contacts

Deutsche Telekom AG

Corporate Communications

Tel.: +49 228 181- 4949

E-Mail: press@telekom.de

Further information for journalists at: www.telekom.com/media

France Telecom - Orange

Béatrice Mandine / Sébastien Audra, +33 1 44 44 93 93, service.presse@orange-ftgroup.com

Deutsche Telekom Disclaimer

This press release contains forward-looking statements that reflect the current views of Deutsche Telekom management with respect to future events. They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, adjusted EBITDA or other performance measures. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond Deutsche Telekom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of the Company’s Form 20-F report filed with the U.S. Securities and Exchange Commission. Among the relevant factors are the progress of Deutsche Telekom’s workforce reduction initiative and the impact of other significant strategic or business initiatives, including acquisitions, dispositions and business combinations. In addition, regulatory rulings, stronger than expected competition, technological change, litigation and regulatory developments, among other factors, may have a material adverse effect on costs and revenue development. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, Deutsche Telekom’s actual results may be materially different from those expressed or implied by such statements. Deutsche Telekom can offer no assurance that its expectations or targets will be achieved. Without prejudice to existing obligations under capital market law, Deutsche Telekom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

France Telecom Disclaimer

This press release contains forward-looking statements that reflect the current views of the management of France Telecom S.A. (“France Telecom”) with respect to future events. They include, among others, statements as to market potential, synergies and financial guidance.  They are generally identified by the words “expect,” “anticipate,” “believe,” “intend,” “estimate,” “aim,” “goal,” “plan,” “will,” “seek,” “outlook” or similar expressions and include generally any information that relates to expectations or targets for revenue, EBITDA, earnings, capital expenditures, operating expenses, synergies, profitability or other performance measures, as well as personnel related measures and reductions. Forward-looking statements are based on current plans, estimates and projections. You should consider them with caution. Such statements are subject to risks and uncertainties, most of which are difficult to predict and are generally beyond France Telecom’s control, including those described in the sections “Forward-Looking Statements” and “Risk Factors” of France Telecom’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and France Telecom’s Document de Référence filed with the French Autorité des marchés financiers. If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, France Telecom’s actual results, and the actual results of the proposed joint project, may be materially different from those expressed or implied by such statements. France Telecom cannot offer any assurance that its expectations or targets will be achieved. France Telecom does not assume any obligation to update forward-looking statements to take new information or future events into account or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 11, 2011	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer